SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 10-C


                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM


                  Filed Pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 Thereunder


                             RCM TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)


2500 McClellan Avenue
3rd Floor, Kevon Office Center
Pennsauken, New Jersey                              08109-4613
----------------------                              ----------
(Address of Principal Executive Offices             (Zip Code)

Issuer's telephone number, including area code              (609) 486-1777
                                                            --------------

                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

         Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of Security     Common Stock, par value $.05 per share
2.  Number of shares outstanding before the change   17,670,243
3.  Number of shares outstanding after the change    24,170,243
4.  Effective date of change          March 11, 1996
5.
 Method of change:
     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

     Issuance of 6,500,000 shares of Common Stock in connection with the acquisition of The Consortium ("Consortium")

 Give a brief description of transaction:

     The issuer exchanged 6,500,000 shares of restricted common stock for all the issued and outstanding shares of Consortium. The acquisition was completed through a stock purchase transaction (the "Purchase") pursuant to which Consortium, through an exchange of all its outstanding shares of stock with the issuer, became a wholly owned subsidiary of the issuer. The issuer has agreed to register such shares by filing a shelf registration with the Securities and Exchange Commission by February 15, 1997. There are certain limitations on the number of shares which can be held for resale through March 11, 1999.

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                          II. CHANGE IN NAME OF ISSUER

1.  Name prior to Change      N/A
2.  Name after Change         N/A
3.  Effective date of charter amendment changing name     N/A
4.  Date of shareholder approval of change, if required   N/A


                                                          RCM TECHNOLOGIES, INC.


DATE:  March 12, 1996                            BY:/s/Stanton Remer
                                                   (Officer's Signature & Title)
                                                    Stanton Remer,
                                                    Chief Financial Officer and
                                                    Treasurer